UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69426 /April 23, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15239

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In the Matter of   :
                                                            :   ORDER MAKING FINDINGS AND
GAZOO ENERGY GROUP,   :   REVOKING REGISTRATIONS BY
COACH INDUSTRIES GROUP, and   :   DEFAULT
PACIFICAP ENTERTAINMENT   :
                                                            :
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        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 11, 2013, alleging that Respondents have securities registered with the Commission and have not filed periodic reports required by Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. On March 27 and April 10, 2013, the Division of Enforcement (Division) filed a Declaration of Service of OIP by the Division Pursuant to Rule 141 of the Commission's Rules of Practice and a Supplemental Declaration, which show that service was accomplished on Coach Industries Group and Pacificap Entertainment by March 15, 2013, and Gazoo Energy Group by April 3, 2013, at the latest. See 17 C.F.R. § 201.141(a)(2)(ii). The OIP requires that Respondents file an Answer within ten days of service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b). As of today, no Answers have been filed.

        Respondents are in default because they have not filed Answers, participated in the April 18, 2013, prehearing conference, or otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). At the prehearing conference, the Division stated that Gazoo Energy Group has indicated it will not contest the allegations, and that it considers Gazoo Energy Group's Form 15 filing made on March 21, 2013, to be deficient. I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a)

Findings of Fact and Conclusions of Law

        Gazoo Energy Group, Central Index Key (CIK) No. 0001210536, is a California corporation located in San Clemente, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gazoo Energy Group has not filed any periodic reports since it filed its October 31, 2010, Form 10-K on March 30, 2011. As of November 27, 2012, the common stock of Gazoo Energy Group, symbol "GAZU," was quoted on OTC Link operated by Pink OTC Markets, Inc.

Coach Industries Group, CIK No. 0000791115, is a Missouri corporation located in Kansas City, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Coach Industries Group has not filed any periodic reports since it filed its September 30, 2006, Form 10-Q on November 14, 2006. Coach Industries Group's securities are not currently publicly quoted or traded.

Pacificap Entertainment, CIK No. 0001129284, is a California corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacificap Entertainment has not filed any periodic reports since it filed its June 30, 2008, Form 10-Q on January 9, 2009. As of November 27, 2012, the common stock of Pacificap Entertainment, symbol "PFEH," was quoted on OTC Link.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents had securities registered with the Commission, are delinquent in their periodic filings, and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Respondents is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Gazoo Energy Group, Coach Industries Group, and Pacificap Entertainment is revoked.

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Brenda P. Murray
Chief Administrative Law Judge